Exhibit 99.1

UDR LIGHTHOUSE DOWNREIT L.P.

Financial Statements as of December 31, 2016 (audited) and 2015 (unaudited) and for the year ended December 31, 2016 (audited) and
for the period from October 5, 2015 through December 31, 2015 (unaudited)
and Independent Auditors' Report

UDR LIGHTHOUSE DOWNREIT L.P.

INDEX
PAGE
Combined Financial Statements

Combined Balance Sheets as of December 31, 2016 (audited) and 2015 (unaudited)	4

Combined Statements of Operations for the year ended December 31, 2016 (audited) and period from October 5, 2015 through December 31, 2015 (unaudited)	5

Combined Statements of Comprehensive Income/(Loss) for the year ended December 31, 2016 (audited) and period from October 5, 2015 through December 31, 2015 (unaudited)	6

Combined Statement of Changes in Capital for the year ended December 31, 2016 (audited) and period from October 5, 2015 through December 31, 2015 (unaudited)	7

Combined Statements of Cash Flows for the year ended December 31, 2016 (audited) and period from October 5, 2015 through December 31, 2015 (unaudited)	8

Notes to Combined Financial Statements	9

Report of Independent Auditors

The Partners
UDR Lighthouse DownREIT L.P.

We have audited the accompanying combined financial statements of UDR Lighthouse DownREIT L.P., which comprise the combined balance sheet as of December 31, 2016, and the related combined statements of operations, comprehensive income/(loss), changes in capital, and cash flows for the year then ended, and the related notes to the combined financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of UDR Lighthouse DownREIT L.P. at December 31, 2016, and the combined results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.
Report on summarized comparative information
We have not audited, reviewed or compiled the summarized combined comparative information presented herein as of December 31, 2015 or for the period from October 5, 2015 to December 31, 2015, and, accordingly, we express no opinion on it.

/s/ Ernst & Young LLP

Denver, Colorado
February 21, 2017

UDR LIGHTHOUSE DOWNREIT L.P.
COMBINED BALANCE SHEETS
(In thousands, except for unit data)

	December 31, 2016	December 31, 2015
	(audited)	(unaudited)
ASSETS
Real estate owned:
Real estate held for investment	$1,511,627	$1,475,520
Less: accumulated depreciation	(97,644)	(18,276)
Total real estate owned, net of accumulated depreciation	1,413,983	1,457,244
Cash and cash equivalents	66	89
Restricted cash	334	518
Note receivable from the General Partner	126,500	126,500
Other assets	4,509	36,771
Total assets	$1,545,392	$1,621,122

LIABILITIES AND CAPITAL
Liabilities:
Secured debt, net	$443,607	$524,052
Real estate taxes payable	6,832	7,295
Accrued interest payable	1,443	1,554
Security deposits and prepaid rent	3,565	3,903
Distributions payable	9,548	8,982
Accounts payable, accrued expenses, and other liabilities	6,183	3,814
Total liabilities	471,178	549,600

Commitments and contingencies (Note 9)

Capital:
Limited partners:
32,367,380 DownREIT Units outstanding at December 31, 2016 and December 31, 2015	1,022,890	1,106,864
Accumulated other comprehensive income/(loss), net	(46)	(49)
Total partners’ capital	1,022,844	1,106,815
Advances (to)/from the General Partner	51,370	(35,293)
Total capital	1,074,214	1,071,522
Total liabilities and capital	$1,545,392	$1,621,122
See accompanying notes to the combined financial statements.

UDR LIGHTHOUSE DOWNREIT L.P.
COMBINED STATEMENTS OF OPERATIONS
(In thousands, except per unit data)

		Period From
	Year Ended	October 5, 2015 to
	December 31, 2016	December 31, 2015
	(audited)	(unaudited)
REVENUES:
Rental income	$130,121	$29,933

OPERATING EXPENSES:
Property operating and maintenance	24,849	5,640
Real estate taxes and insurance	18,603	3,943
Property management	3,578	823
Other operating expenses	195	62
Real estate depreciation and amortization	111,453	28,934
General and administrative	7,503	3,750
Casualty-related charges/(recoveries), net	271	84
Total operating expenses	166,452	43,236

Operating income/(loss)	(36,331)	(13,303)

Interest expense	(14,208)	(3,632)
Interest income on note receivable from the General Partner	4,743	1,131
Net income/(loss) attributable to DownREIT unitholders	$(45,796)	$(15,804)

Net income/(loss) per weighted average DownREIT Unit - basic and diluted:	$(1.41)	$(0.49)

Weighted average DownREIT Units outstanding - basic and diluted	32,367	32,367
See accompanying notes to the combined financial statements.

UDR LIGHTHOUSE DOWNREIT L.P.
COMBINED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(In thousands)

		Period From
	Year Ended	October 5, 2015 to
	December 31, 2016	December 31, 2015
	(audited)	(unaudited)
Net income/(loss) attributable to DownREIT unitholders	$(45,796)	$(15,804)
Other comprehensive income/(loss), including portion attributable to noncontrolling interests:
Other comprehensive income/(loss) - derivative instruments:
Unrealized holding gain/(loss)	(2)	(52)
(Gain)/loss reclassified into earnings from other comprehensive income/(loss)	5	3
Other comprehensive income/(loss)	3	(49)
Comprehensive income/(loss) attributable to DownREIT unitholders	$(45,793)	$(15,853)

UDR LIGHTHOUSE DOWNREIT L.P.
COMBINED STATEMENTS OF CHANGES IN CAPITAL
(In thousands)

	Limited Partners	UDR, Inc. Limited Partner	Accumulated Other Comprehensive Income/(Loss), net	Total Partners' Capital	Advances (to)/from the General Partner	Total
Beginning balance at October 5, 2015	$—	$—	$—	$—	$—	$—
Units issued in exchange for Real Estate	564,514	567,713	—	1,132,227	—	1,132,227
Net income/(loss)	4,514	(20,318)	—	(15,804)	—	(15,804)
Distributions	(4,768)	(4,791)	—	(9,559)	—	(9,559)
Adjustment to reflect limited partners’ capital at redemption value	42,044	(42,044)	—	—	—	—
Unrealized gain on derivative financial investments	—	—	(49)	(49)	—	(49)
Net change in advances (to)/from the General Partner	—	—	—	—	(35,293)	(35,293)
Balance at December 31, 2015	606,304	500,560	(49)	1,106,815	(35,293)	1,071,522
Net income/(loss)	18,081	(63,877)	—	(45,796)	—	(45,796)
Distributions	(18,921)	(19,257)	—	(38,178)	—	(38,178)
DownREIT Unit redemptions for common shares of UDR	(8,939)	8,939	—	—	—	—
Adjustment to reflect limited partners’ capital at redemption value	(17,136)	17,136	—	—	—	—
Unrealized gain on derivative financial investments	—	—	3	3	—	3
Net change in advances (to)/from the General Partner	—	—	—	—	86,663	86,663
Balance at December 31, 2016	$579,389	$443,501	$(46)	$1,022,844	$51,370	$1,074,214
See accompanying notes to the combined financial statements.

UDR LIGHTHOUSE DOWNREIT L.P.
COMBINED STATEMENTS OF CASH FLOWS
(In thousands)

		Period From
	Year Ended	October 5, 2015 to
	December 31, 2016	December 31, 2015
	(audited)	(unaudited)
Operating Activities
Net income/(loss) attributable to DownREIT unitholders	$(45,796)	$(15,804)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation and amortization	111,453	28,934
Other	(5,578)	(2,232)
Changes in operating assets and liabilities:
(Increase)/decrease in operating assets	(475)	(1,709)
Increase/(decrease) in operating liabilities	1,549	4,467
Net cash provided by/(used in) operating activities	61,153	13,656

Investing Activities
Capital expenditures and other major improvements — real estate assets, net of escrow reimbursement	(35,190)	(2,927)
Issuance of note receivable from the General Partner	—	(126,500)
Net cash provided by/(used in) investing activities	(35,190)	(129,427)

Financing Activities
Advances (to)/from the General Partner, net	67,972	(5,414)
Proceeds from the issuance of secured debt	50,000	127,600
Payments on secured debt	(124,998)	(796)
Distributions paid to partnership unitholders	(18,921)	(4,768)
Payments of financing costs	(39)	(762)
Net cash provided by/(used in) financing activities	(25,986)	115,860
Net increase/(decrease) in cash and cash equivalents	(23)	89
Cash and cash equivalents, beginning of year	89	—
Cash and cash equivalents, end of year	$66	$89

Supplemental Information:
Interest paid during the period, net of amounts capitalized	$19,480	$4,694
Non-cash transactions:
Contribution of real estate in exchange for DownREIT Units	—	1,132,227
Secured debt assumed in the contribution of real estate in exchange for DownREIT Units	—	366,069
Fair value adjustment of secured debt assumed in the contribution of real estate in exchange for DownREIT Units	—	16,912
Reallocation of credit facilities debt from the General Partner	—	16,798
Development costs and capital expenditures incurred but not yet paid	1,535	504
Dividends declared but not yet paid	9,548	8,982
See accompanying notes to the combined financial statements.

UDR LIGHTHOUSE DOWNREIT L.P.
NOTES TO COMBINED FINANCIAL STATEMENTS
DECEMBER 31, 2016

1. CONSOLIDATION AND BASIS OF PRESENTATION

Basis of Presentation

UDR Lighthouse DownREIT L.P. (the “DownREIT Partnership," "we" or "our"), a Delaware limited partnership, was formed on October 5, 2015 ("inception") to own, acquire, renovate, redevelop, manage and dispose of multifamily apartment communities. The DownREIT Partnership is a subsidiary of UDR, Inc. (“UDR” or the “General Partner”), a self-administered real estate investment trust, or REIT. At December 31, 2016, the DownREIT Partnership’s apartment portfolio consisted of 13 communities located in four markets consisting of 6,261 apartment homes.
Interests in the DownREIT Partnership are represented by units of limited partnership interest (“DownREIT Units”). The DownREIT Partnership’s net income (or individual items thereof) is allocated to the partners in accordance with the terms of the Agreement of Limited Partnership of UDR Lighthouse DownREIT L.P. (the “DownREIT Partnership Agreement”), which is generally first based on their respective distributions made during the year and secondly, 99% to UDR and 1% to the outside partners. Distributions are made in accordance with the terms of the DownREIT Partnership Agreement first on a per unit basis that is generally equal to the dividend per share on UDR’s common stock, which is publicly traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “UDR” and secondly, 99% to UDR and 1% to the outside partners.

UDR is the sole general partner and a limited partner of the DownREIT Partnership. As the sole general partner of the DownREIT Partnership, UDR has full, complete and exclusive discretion to manage and control the business of the DownREIT Partnership and to make all decisions affecting the business and assets of the DownREIT Partnership, subject to certain limitations. United Dominion Realty, L.P., a Delaware limited partnership (the “Operating Partnership”), a subsidiary of UDR, is also a limited partner in the DownREIT Partnership. UDR and the Operating Partnership received their limited partnership interests in exchange for their contribution of the properties to the DownREIT Partnership. As of December 31, 2016, UDR and the Operating Partnership owned approximately 9.3% and 41.6%, respectively, of the DownREIT Units.

The Operating Partnership accounts for its ownership interest in the DownREIT Partnership as an equity method investment.

As of December 31, 2016, there were 32,367,380 DownREIT Units outstanding, of which 16,485,014 or 50.9% were owned by UDR and affiliated entities, of which 13,470,651 or 41.6% were held by the Operating Partnership, and 15,882,366 or 49.1% were owned by non-affiliated limited partners. See Note 8, Capital Structure.

The DownREIT Partnership evaluated subsequent events through the date its financial statements were issued. No recognized or non-recognized subsequent events were noted.

2. SIGNIFICANT ACCOUNT POLICIES

Recent Accounting Pronouncements

In January 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-01, Business Combinations (Topic 805), Clarifying the Definition of a Business. The ASU changes the definition of a business to assist entities with evaluating whether a set of transfered assets is a business. As a result, the accounting for acquisitions of real estate could be impacted. The updated standard will be effective for the DownREIT Partnership on January 1, 2018; early adoption is permitted. The ASU will be applied prospectively to any transactions occurring within the period of adoption. The DownREIT Partnership expects that the updated standard will result in fewer acquisitions of real estate meeting the definition of a business and fewer acquisition-related costs being expensed.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash. The ASU addresses the presentation of restricted cash and restricted cash equivalents in the statement of cash flows. The updated standard will be effective for the DownREIT Partnership on January 1, 2018 and must be applied retrospectively to all periods presented; early adoption is permitted. The DownREIT Partnership does not expect the updated standard to have a material impact on the combined financial statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. The ASU addresses specific cash flow items with the objective of reducing existing diversity in

UDR LIGHTHOUSE DOWNREIT L.P.
NOTES TO COMBINED FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2016

practice, including the treatment of distributions received from equity method investees. The updated standard will be effective for the DownREIT Partnership on January 1, 2018 and must be applied retrospectively to all periods presented; early adoption is permitted. The DownREIT Partnership elected to early adopt ASU 2016-15 in 2016. The adoption did not have an impact on the DownREIT Partnership’s consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The standard requires entities to estimate a lifetime expected credit loss for most financial assets, including trade and other receivables, held-to-maturity debt securities, loans and other financial instruments, and to present the net amount of the financial instrument expected to be collected. The updated standard will be effective for the DownREIT Partnership on January 1, 2020; early adoption is permitted on January 1, 2019. The DownREIT Partnership is currently evaluating the effect that the updated standard will have on the combined financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases. The standard amends the existing lease accounting guidance and requires lessees to recognize a lease liability and a right-of-use asset for all leases (except for short-term leases that have a duration of one year or less) on their balance sheets. Lessees will continue to recognize lease expense in a manner similar to current accounting. For lessors, accounting for leases under the new guidance is substantially the same as in prior periods, but eliminates current real estate-specific provisions and changes the treatment of initial direct costs. Entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparable period presented, with an option to elect certain transition relief. Full retrospective application is prohibited. The standard will be effective for the DownREIT Partnership on January 1, 2019, with early adoption permitted. The DownREIT Partnership is currently evaluating the effect that the updated standard will have on our combined financial statements and related disclosures.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. The standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective, including industry-specific revenue guidance. The standard specifically excludes lease contracts. The ASU allows for the use of either the full or modified retrospective transition method and will be effective for the DownREIT Partnership on January 1, 2018, at which time the DownREIT Partnership expects to adopt the updated standard using the modified retrospective approach. However, as the majority of the DownREIT Partnership's revenue is from rental income related to leases, the DownREIT Partnership does not expect the ASU to have a material impact on the combined financial statements and related disclosures.

Real Estate

Real estate assets held for investment are carried at historical cost and consist of land, buildings and improvements, furniture, fixtures and equipment and other costs incurred during their development, acquisition and redevelopment.

Expenditures for ordinary repair and maintenance costs are charged to expense as incurred. Expenditures for improvements, renovations, and replacements related to the acquisition and/or improvement of real estate assets are capitalized and depreciated over their estimated useful lives if the expenditures qualify as a betterment or the life of the related asset will be substantially extended beyond the original life expectancy.

The DownREIT Partnership purchases real estate investment properties and records the tangible and identifiable intangible assets and liabilities acquired based on their estimated fair value. The primary, although not only, identifiable intangible asset associated with our portfolio is the value of existing lease agreements. When recording the acquisition of a community, we first assign fair value to the estimated intangible value of the existing lease agreements and then to the estimated value of the land, building and fixtures assuming the community is vacant. The DownREIT Partnership estimates the intangible value of the lease agreements by determining the lost revenue associated with a hypothetical lease-up. Depreciation on the building is based on the expected useful life of the asset and the in-place leases are amortized over their remaining average contractual life. Property acquisition costs are expensed as incurred.

Quarterly or when changes in circumstances warrant, the DownREIT Partnership will assess our real estate properties for indicators of impairment. In determining whether the DownREIT Partnership has indicators of impairment in our real estate assets, we assess whether the long-lived asset’s carrying value exceeds the community’s undiscounted future cash flows, which is representative of projected net operating income (“NOI”) plus the residual value of the community. Our future cash flow estimates are based upon historical results adjusted to reflect our best estimate of future market and operating conditions and

UDR LIGHTHOUSE DOWNREIT L.P.
NOTES TO COMBINED FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2016

our estimated holding periods. If such indicators of impairment are present and the carrying value exceeds the undiscounted cash flows of the community, an impairment loss is recognized equal to the excess of the carrying amount of the asset over its estimated fair value. Our estimates of fair market value represent our best estimate based primarily upon unobservable inputs related to rental rates, operating costs, growth rates, discount rates and capitalization rates, industry trends and reference to market rates and transactions.

For long-lived assets to be disposed of, impairment losses are recognized when the fair value of the asset less estimated cost to sell is less than the carrying value of the asset. Properties classified as real estate held for disposition generally represent properties that are actively marketed or contracted for sale with the closing expected to occur within the next twelve months. Real estate held for disposition is carried at the lower of cost, net of accumulated depreciation, or fair value, less the cost to sell, determined on an asset-by-asset basis. Expenditures for ordinary repair and maintenance costs on held for disposition properties are charged to expense as incurred. Expenditures for improvements, renovations, and replacements related to held for disposition properties are capitalized at cost. Depreciation is not recorded on real estate held for disposition.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets which are 35 to 55 years for buildings, 10 to 35 years for major improvements, and 3 to 10 years for furniture, fixtures, equipment, and other assets.

Predevelopment, development, and redevelopment projects and related costs are capitalized and reported on the Combined Balance Sheets as Total real estate owned, net of accumulated depreciation. The DownREIT Partnership capitalizes costs directly related to the predevelopment, development, and redevelopment of a capital project, which include, but are not limited to, interest, real estate taxes, insurance, and allocated development and redevelopment overhead related to support costs for personnel working on the capital projects. We use our professional judgment in determining whether such costs meet the criteria for capitalization or must be expensed as incurred. These costs are capitalized only during the period in which activities necessary to ready an asset for its intended use are in progress and such costs are incremental and identifiable to a specific activity to get the asset ready for its intended use. These costs, excluding the direct costs of redevelopment and capitalized interest, for the year ended December 31, 2016 and period from inception through December 31, 2015 were $0.3 million and less than $0.1 million, respectively. During the year ended December 31, 2016 and period from inception through December 31, 2015, total interest capitalized was $0.1 million and $0.0, respectively. As each home in a capital project is completed and becomes available for lease-up, the DownREIT Partnership ceases capitalization on the related portion and depreciation commences over the estimated useful life.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits with financial institutions and short-term, highly liquid investments. We consider all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The majority of the DownREIT Partnership’s cash and cash equivalents are held at major commercial banks.

Restricted Cash

Restricted cash consists of escrow deposits held by lenders for real estate taxes, insurance and replacement reserves, and security deposits.

Revenue and Real Estate Sales Gain Recognition

Rental income related to leases is recognized on an accrual basis when due from residents and tenants in accordance with GAAP. Rental payments are generally due on a monthly basis and recognized when earned. The DownREIT Partnership recognizes interest income when earned, fixed and determinable.

For sale transactions meeting the requirements for full accrual profit recognition, we remove the related assets and liabilities from our Combined Balance Sheets and record the gain or loss in the period the transaction closes. For sale transactions that do not meet the full accrual sale criteria due to our continuing involvement, we evaluate the nature of the continuing involvement and account for the transaction under an alternate method of accounting. Unless certain limited criteria are met, non-monetary transactions, including property exchanges, are accounted for at fair value.

UDR LIGHTHOUSE DOWNREIT L.P.
NOTES TO COMBINED FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2016

Sales to entities in which we or our General Partner retain or otherwise own an interest are accounted for as partial sales. If all other requirements for recognizing profit under the full accrual method have been satisfied and no other forms of continuing involvement are present, we recognize profit proportionate to the outside interest in the buyer and defer the gain on the interest we or our General Partner retain. The DownREIT Partnership recognizes any deferred gain when the property is sold to a third party. In transactions accounted by us as partial sales, we determine if the buyer of the majority equity interest in the venture was provided a preference as to cash flows in either an operating or a capital waterfall. If a cash flow preference has been provided, we recognize profit only to the extent that proceeds from the sale of the majority equity interest exceed costs related to the entire property.

Derivative Financial Instruments

The General Partner utilizes derivative financial instruments to manage interest rate risk and generally designates these financial instruments as cash flow hedges. Derivative financial instruments associated with the DownREIT Partnership’s allocation of the General Partner’s debt are recorded on our Combined Balance Sheets as either an asset or liability and measured quarterly at their fair value. The changes in fair value for the General Partner’s cash flow hedges allocated to the DownREIT Partnership that are deemed effective are reflected in other comprehensive income/(loss) and for non-designated derivative financial instruments in earnings. The ineffective component of cash flow hedges, if any, is recorded in earnings.

Income Taxes

The taxable income or loss of the DownREIT Partnership is reported on the tax returns of the partners. Accordingly, no provision has been made in the accompanying financial statements for federal or state income taxes on income that is passed through to the partners. However, any state or local revenue, excise or franchise taxes that result from the operating activities of the DownREIT Partnership are recorded at the entity level. The DownREIT Partnership’s tax returns are subject to examination by federal and state taxing authorities. Net income for financial reporting purposes differs from the net income for income tax reporting purposes primarily due to temporary differences, principally real estate depreciation and the tax deferral of certain gains on property sales. The differences in depreciation result from differences in the book and tax basis of certain real estate assets and the differences in the methods of depreciation and lives of the real estate assets.
The DownREIT Partnership evaluates the accounting and disclosure of tax positions taken or expected to be taken in the course of preparing the DownREIT Partnership’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management of the DownREIT Partnership is required to analyze all open tax years, as defined by the statute of limitations, for all major jurisdictions, which include federal and certain states. The DownREIT Partnership has no examinations in progress and none are expected at this time.
Management of the DownREIT Partnership has reviewed all open tax years (2015) of tax jurisdictions and concluded there is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken in future tax returns.

Allocation of General and Administrative Expenses

The DownREIT Partnership is charged directly for general and administrative expenses it incurs. The DownREIT Partnership is also charged with other general and administrative expenses that have been allocated by the General Partner to each of its subsidiaries, including the DownREIT Partnership, based on reasonably anticipated benefits to the parties. (See Note 5, Related Party Transactions.)

Advertising Costs

All advertising costs are expensed as incurred and reported on the Combined Statements of Operations within the line item Property operating and maintenance. During the year ended December 31, 2016 and period from inception through December 31, 2015, total advertising expense was $1.3 million and $0.3 million, respectively.

Comprehensive Income/(Loss)

Comprehensive income/(loss), which is defined as the change in capital during each period from transactions and other events and circumstances from nonowner sources, including all changes in capital during a period except for those resulting

UDR LIGHTHOUSE DOWNREIT L.P.
NOTES TO COMBINED FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2016

from investments by or distributions to partners, is displayed in the accompanying Combined Statements of Comprehensive Income/(Loss). For the year ended December 31, 2016 and period from inception through December 31, 2015, the DownREIT Partnership’s other comprehensive income/(loss) consisted of the gain/(loss) (effective portion) on derivative instruments that are designated as and qualify as cash flow hedges and (gain)/loss reclassified from other comprehensive income/(loss) into earnings. The (gain)/loss reclassified from other comprehensive income/(loss) is included in Interest expense on the Combined Statements of Operations. See Note 7, Derivatives and Hedging Activity, for further discussion.

Use of Estimates

The preparation of these financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the dates of the financial statements and the amounts of revenues and expenses during the reporting periods. Actual amounts realized or paid could differ from those estimates.

Market Concentration Risk

The DownREIT Partnership is subject to increased exposure from economic and other competitive factors specific to those markets where it holds a significant percentage of the carrying value of its real estate portfolio at December 31, 2016, the DownREIT Partnership held greater than 10% of the carrying value of its real estate portfolio in the Metropolitan D.C., Boston, Massachusetts and Dallas, Texas markets.

3. REAL ESTATE OWNED
Real estate assets owned by the DownREIT Partnership consist of income producing operating properties. At December 31, 2016, the DownREIT Partnership owned and combined 13 operating communities in two states plus the District of Columbia totaling 6,261 apartment homes. The following table summarizes the carrying amounts for our real estate owned (at cost) as of December 31, 2016 and 2015 (dollars in thousands):

	December 31, 2016	December 31, 2015
	(audited)	(unaudited)
Land and land improvements	$266,867	$265,698
Depreciable property — held and used:
Buildings, improvements, and furniture, fixtures and equipment	1,244,760	1,209,822
Real estate owned	1,511,627	1,475,520
Accumulated depreciation	(97,644)	(18,276)
Real estate owned, net	$1,413,983	$1,457,244

At inception, the DownREIT Partnership received the 13 operating communities noted above in exchange for DownREIT Units with a value of $1.1 billion and the assumption of $366.1 million of secured debt. Nine of the communities were contributed by the General Partner and the remaining four were contributed by outside limited partnership holders.

UDR LIGHTHOUSE DOWNREIT L.P.
NOTES TO COMBINED FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2016

4. DEBT, NET
Our secured debt instruments generally feature either monthly interest and principal or monthly interest-only payments with balloon payments due at maturity. For purposes of classification in the following table, variable rate debt with a derivative financial instrument designated as a cash flow hedge is deemed as fixed rate debt due to the DownREIT Partnership having effectively established the fixed interest rate for the underlying debt instrument. Secured debt consists of the following as of December 31, 2016 and 2015 (dollars in thousands):

	Principal Outstanding		For the Year Ended December 31, 2016
	December 31,		Weighted Average Interest Rate	Weighted Average Years to Maturity	Number of Communities Encumbered
	2016	2015
	(audited)	(unaudited)
Fixed Rate Debt
Mortgage notes payable	$325,991	$406,358	4.13%	6.6	5
Fannie Mae credit facilities	48,292	48,292	4.78%	2.8	2
Deferred financing costs	(1,236)	(1,132)
Total fixed rate secured debt, net	373,047	453,518	4.22%	6.0	7
Variable Rate Debt
Fannie Mae credit facilities	70,741	70,741	2.32%	3.8	—
Deferred financing costs	(181)	(207)
Total variable rate secured debt, net	70,560	70,534	2.32%	3.8	—
Total secured debt, net	$443,607	$524,052	2.73%	5.7	7

As of December 31, 2016, an aggregate commitment of $119.0 million of the General Partner's secured credit facilities with Fannie Mae was allocated to the DownREIT Partnership based on the ownership of the assets securing the debt. The entire commitment was outstanding at December 31, 2016. The portion of the Fannie Mae credit facilities allocated to the DownREIT Partnership mature at various dates from December 2018 through July 2023 and bear interest at floating and fixed rates. At December 31, 2016, $48.3 million of the outstanding balance was fixed and had a weighted average interest rate of 4.78% and the remaining balance of $70.7 million on these facilities had a weighted average variable interest rate of 2.32%. The following information relates to the credit facilities allocated to the DownREIT Partnership (dollars in thousands):

	December 31, 2016	December 31, 2015
	(audited)	(unaudited)
Borrowings outstanding	$119,033	$119,033
Weighted average borrowings during the period ended	119,033	119,033
Maximum daily borrowings during the period ended	119,033	119,033
Weighted average interest rate during the period ended	3.2%	3.3%
Interest rate at the end of the period	3.3%	3.1%
Upon the contribution of communities to the DownREIT Partnership, contributed secured debt was recorded at its estimated fair value and the difference between the fair value and par is amortized to interest expense over the life of the underlying debt instrument. As of December 31, 2016 and 2015, the DownREIT Partnership had $9.7 million and $15.1 million (unaudited), respectively, of unamortized fair value adjustments associated with the fixed rate debt instruments on the DownREIT Partnership’s properties.
Fixed Rate Debt
At December 31, 2016, the General Partner had borrowings against its fixed rate facilities of $355.8 million, of which $48.3 million was allocated to the DownREIT Partnership based on the ownership of the assets securing the debt. As of

UDR LIGHTHOUSE DOWNREIT L.P.
NOTES TO COMBINED FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2016

December 31, 2016, the fixed rate Fannie Mae credit facilities allocated to the DownREIT Partnership had a weighted average fixed interest rate of 4.78%.
Variable Rate Debt
At December 31, 2016, the General Partner had borrowings against its variable rate facilities of $280.9 million, of which $70.7 million was allocated to the DownREIT Partnership based on the ownership of the assets securing the debt. As of December 31, 2016, the variable rate borrowings under the Fannie Mae credit facilities allocated to the DownREIT Partnership had a weighted average floating interest rate of 2.32%.
The aggregate maturities of the DownREIT Partnership’s secured debt due during each of the next ten calendar years subsequent to December 31, 2016 are as follows (dollars in thousands):

	Fixed		Variable
	Mortgage Notes Payable	Secured Credit Facilities	Secured Credit Facilities	Total
2017	$2,949	$—	$—	$2,949
2018	3,096	21,128	41,643	65,867
2019	51,960	—	—	51,960
2020	80,664	27,164	—	107,828
2021	—	—	—	—
2022	—	—	—	—
2023	—	—	29,098	29,098
2024	—	—	—	—
2025	127,600	—	—	127,600
2026	50,000	—	—	50,000
Thereafter	—	—	—	—
Subtotal	316,269	48,292	70,741	435,302
Non-cash (a)	8,761	(275)	(181)	8,305
Total	$325,030	$48,017	$70,560	$443,607

(a)
Includes the unamortized balance of fair market value adjustments, premiums/discounts, deferred hedge gains, and deferred financing costs. During the year ended December 31, 2016 and period from inception through December 31, 2015, the DownREIT Partnership amortized less than $0.1 million of deferred financing costs into Interest expense.

5. RELATED PARTY TRANSACTIONS
Advances (To)/From the General Partner
The DownREIT Partnership participates in the General Partner’s central cash management program, wherein all the DownREIT Partnership’s cash receipts are remitted to the General Partner and all cash disbursements are funded by the General Partner. In addition, other miscellaneous costs such as administrative expenses are incurred by the General Partner on behalf of the DownREIT Partnership. As a result of these various transactions between the DownREIT Partnership and the General Partner, the DownREIT Partnership had net Advances (to)/from the General Partner of $51.4 million and $(35.3) million (unaudited) at December 31, 2016 and 2015, respectively, which is reflected as increases/(decreases) of capital on the Combined Balance Sheets.
Note Receivable from the General Partner
On October 6, 2015, the DownREIT Partnership entered into a note receivable with the General Partner with an aggregate commitment of $126.5 million. As of December 31, 2016 and 2015, the note had a balance of $126.5 million. Interest is incurred at a rate of 3.75% per annum and is paid monthly. The note matures on October 6, 2025. For the year ended December 31, 2016 and period from inception through December 31, 2015, the DownREIT Partnership recognized $4.7 million

UDR LIGHTHOUSE DOWNREIT L.P.
NOTES TO COMBINED FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2016

and $1.1 million (unaudited), respectively, of interest income from the note.
Allocation of General and Administrative Expenses
The General Partner shares various general and administrative costs, employees and other overhead costs with the DownREIT Partnership including legal assistance, acquisitions analysis, marketing, human resources, IT, accounting, rent, supplies and advertising, and allocates these costs to the DownREIT Partnership first on the basis of direct usage when identifiable, with the remainder allocated based on the reasonably anticipated benefits to the parties. During the year ended December 31, 2016 and period from inception through December 31, 2015, the general and administrative expenses allocated to the DownREIT Partnership by UDR were $5.7 million and $1.7 million (unaudited), respectively, and are included in General and administrative on the Combined Statements of Operations. In the opinion of management, this method of allocation reflects the level of services received by the DownREIT Partnership from the General Partner.
During the year ended December 31, 2016 and period from inception through December 31, 2015, the DownREIT Partnership reimbursed the General Partner $5.4 million and $1.5 million (unaudited), respectively, for shared services related to corporate level property management costs incurred by the General Partner. These shared cost reimbursements and related party management fees are initially recorded within the line item General and administrative on the Combined Statements of Operations, and a portion related to management costs is reclassified to Property management on the Combined Statements of Operations. (See further discussion below.)
Shared Services/Management Fee
At inception, the DownREIT Partnership self-managed its own properties and entered into an Inter-Company Employee and Cost Sharing Agreement with the General Partner. This agreement provides for reimbursements to the General Partner for the DownREIT Partnership’s allocable share of costs incurred by the General Partner for (a) Shared Services of corporate level property management employees and related support functions and costs, and (b) general and administrative costs. As discussed above, the reimbursement for shared services is classified in Property management on the Combined Statements of Operations.

6. FAIR VALUE OF DERIVATIVES AND FINANCIAL INSTRUMENTS
Fair value is based on the price that would be received to sell an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level valuation hierarchy prioritizes observable and unobservable inputs used to measure fair value. The fair value hierarchy consists of three broad levels, which are described below:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

•
Level 2 — Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

•
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

UDR LIGHTHOUSE DOWNREIT L.P.
COMBINED STATEMENTS OF OPERATIONS
(In thousands, except per unit data)

The estimated fair values of the DownREIT Partnership’s financial instruments either recorded or disclosed on a recurring basis as of December 31, 2016 and 2015 are summarized as follows (dollars in thousands):

			Fair Value at December 31, 2016, Using
			(audited)
	Total Carrying Amount in Statement of Financial Position at December 31, 2016	Fair Value Estimate at December 31, 2016	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Description:
Derivatives- Interest rate contracts (a)	$—	$—	$—	$—	$—
Total assets	$—	$—	$—	$—	$—

Secured debt instruments - fixed rate: (b)
Mortgage notes payable	$325,991	$310,553	$—	$—	$310,553
Fannie Mae credit facilities	48,292	49,080	—	—	49,080
Secured debt instruments - variable rate: (b)
Fannie Mae credit facilities	70,741	70,741	—	—	70,741
Total liabilities	$445,024	$430,374	$—	$—	$430,374

			Fair Value at December 31, 2015, Using
			(unaudited)
	Total Carrying Amount in Statement of Financial Position at December 31, 2015	Fair Value Estimate at December 31, 2015	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Description:
Derivatives - Interest rate contracts (a)	$2	$2	$—	$2	$—
Total assets	$2	$2	$—	$2	$—

Secured debt instruments - fixed rate: (b)
Mortgage notes payable	$406,358	$396,290	$—	$—	$396,290
Fannie Mae credit facilities	48,292	50,055	—	—	50,055
Secured debt instruments - variable rate: (b)
Fannie Mae credit facilities	70,741	70,741	—	—	70,741
Total liabilities	$525,391	$517,086	$—	$—	$517,086

(a)	See Note 7, Derivatives and Hedging Activity.

(b)	See Note 4, Debt, Net.

There were no transfers into or out of each of the levels of the fair value hierarchy.

UDR LIGHTHOUSE DOWNREIT L.P.
COMBINED STATEMENTS OF OPERATIONS
(In thousands, except per unit data)

Financial Instruments Carried at Fair Value
The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. The fair values of interest rate options are determined using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates rise above the strike rate of the caps. The variable interest rates used in the calculation of projected receipts on the cap are based on an expectation of future interest rates derived from observable market interest rate curves and volatilities.
The General Partner, on behalf of the DownREIT Partnership, incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the DownREIT Partnership has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.
Although the General Partner, on behalf of the DownREIT Partnership, has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2016 and December 31, 2015, the DownREIT Partnership has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the DownREIT Partnership has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. In conjunction with the FASB’s fair value measurement guidance, the DownREIT Partnership made an accounting policy election to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.
Financial Instruments Not Carried at Fair Value
At December 31, 2016, the fair values of cash and cash equivalents, restricted cash, accounts receivable, prepaids, real estate taxes payable, accrued interest payable, security deposits and prepaid rent, distributions payable and accounts payable approximated their carrying values because of the short term nature of these instruments. The estimated fair values of other financial instruments were determined by the DownREIT Partnership using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the DownREIT Partnership would realize on the disposition of the financial instruments. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value amounts.
The General Partner estimates the fair value of our debt instruments by discounting the remaining cash flows of the debt instrument at a discount rate equal to the replacement market credit spread plus the corresponding treasury yields. Factors considered in determining a replacement market credit spread include general market conditions, borrower specific credit spreads, time remaining to maturity, loan-to-value ratios and collateral quality (Level 3).
The DownREIT Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by the future operation and disposition of those assets are less than the net book value of those assets. Cash flow estimates are based upon historical results adjusted to reflect management’s best estimate of future market and operating conditions and our estimated holding periods. The net book value of impaired assets is reduced to fair value. The General Partner’s estimates of fair value represent management’s estimates based upon Level 3 inputs such as industry trends and reference to market rates and transactions.

7. DERIVATIVES AND HEDGING ACTIVITY
Risk Management Objective of Using Derivatives
The DownREIT Partnership is exposed to certain risks arising from both its business operations and economic conditions. The General Partner principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The General Partner manages economic risks, including interest rate, liquidity, and

UDR LIGHTHOUSE DOWNREIT L.P.
NOTES TO COMBINED FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2016

credit risk primarily by managing the amount, sources, and duration of its debt funding and through the use of derivative financial instruments. Specifically, the General Partner enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The General Partner’s and the DownREIT Partnership’s derivative financial instruments are used to manage differences in the amount, timing, and duration of the General Partner’s known or expected cash payments principally related to the General Partner’s borrowings.
Cash Flow Hedges of Interest Rate Risk
The General Partner’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the General Partner primarily uses interest rate swaps and caps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the General Partner making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate caps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up front premium.
A portion of the General Partner’s interest rate derivatives has been allocated to the DownREIT Partnership based on the General Partner’s underlying debt instruments allocated to the DownREIT Partnership. (See Note 4, Debt, Net.)
The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in Accumulated other comprehensive income/(loss), net in the Combined Balance Sheets, and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During the year ended December 31, 2016 and period from inception through December 31, 2015, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. During the year ended December 31, 2016, the DownREIT Partnership recorded no gain or loss from ineffectiveness. For the period from inception through December 31, 2015, the DownREIT Partnership recognized a loss of less than $0.1 million reclassified from Accumulated other comprehensive income/(loss), net to Interest expense due to the de-designation of a cash flow hedge and recorded no other ineffectiveness to earnings.
Amounts reported in Accumulated other comprehensive income/(loss), net related to derivatives will be reclassified to interest expense as interest payments are made on the General Partner’s variable-rate debt that is allocated to the DownREIT Partnership. Through December 31, 2017, we estimate that less than $0.1 million will be reclassified as an increase to interest expense.
As of December 31, 2016, the DownREIT Partnership had the following outstanding interest rate derivatives designated as cash flow hedges of interest rate risk (dollars in thousands):

Product	Number of Instruments	Notional
Interest rate caps	1	$41,643
Derivatives not designated as hedges are not speculative and are used to manage the DownREIT Partnership’s exposure to interest rate movements and other identified risks but do not meet the strict hedge accounting requirements of GAAP. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings and resulted in an adjustment to earnings of less than $0.1 million for the year ended December 31, 2016 and period from inception through December 31, 2015.
As of December 31, 2016, we had the following outstanding derivatives that were not designated as hedges in qualifying hedging relationships (dollars in thousands):

Product	Number of Instruments	Notional
Interest rate caps	2	$34,175

UDR LIGHTHOUSE DOWNREIT L.P.
NOTES TO COMBINED FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2016

Tabular Disclosure of Fair Values of Derivative Instruments on the Combined Balance Sheets
The table below presents the fair value of the DownREIT Partnership’s derivative financial instruments as well as their classification on the Combined Balance Sheets as of December 31, 2016 and 2015 (dollars in thousands):

	Asset Derivatives (included in Other assets)		Liability Derivatives (Included in Other liabilities)
	Fair Value at:		Fair Value at:
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
	(audited)	(unaudited)	(audited)	(unaudited)
Derivatives designated as hedging instruments:
Interest rate products	$—	$2	$—	$—
Derivatives not designated as hedging instruments:
Interest rate products	$—	$—	$—	$—

Tabular Disclosure of the Effect of Derivative Instruments on the Combined Statements of Operations
The tables below present the effect of the derivative financial instruments on the Combined Statements of Operations for the year ended December 31, 2016 and period from inception through December 31, 2015 (dollars in thousands):

Derivatives in Cash Flow Hedging Relationships	Unrealized holding gain/(loss) Recognized in OCI (Effective Portion)		Gain/(Loss) Reclassified from Accumulated OCI into Interest expense (Effective Portion)		Gain/(Loss) Recognized in Interest expense (Ineffective Portion and Amount Excluded from Effectiveness Testing)
		Period From		Period From		Period From
	Year Ended	October 5, 2015 to	Year Ended	October 5, 2015 to	Year Ended	October 5, 2015 to
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
	(audited)	(unaudited)	(audited)	(unaudited)	(audited)	(unaudited)
Interest rate products	$(2)	$(52)	$(5)	$(3)	$—	$(3)

Derivatives Not Designated as Hedging Instruments	Gain/(Loss) Recognized in Interest income and other income/(expense), net
Period From
	Year Ended	October 5, 2015 to
	December 31, 2016	December 31, 2015
	(audited)	(unaudited)
Interest rate products	$—	$(1)
Credit-risk-related Contingent Features
The General Partner has agreements with some of its derivative counterparties that contain a provision where (1) if the General Partner defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the General Partner could also be declared in default on its derivative obligations; or (2) the General Partner could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to the General Partner’s default on the indebtedness.
Certain of the General Partner’s agreements with its derivative counterparties contain provisions where if there is a change in the General Partner’s financial condition that materially changes the General Partner’s creditworthiness in an adverse manner, the General Partner may be required to fully collateralize its obligations under the derivative instrument. At

UDR LIGHTHOUSE DOWNREIT L.P.
NOTES TO COMBINED FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2016

December 31, 2016 and 2015, no cash collateral was posted or required to be posted by the General Partner or by a counterparty.
The General Partner also has an agreement with a derivative counterparty that incorporates the loan and financial covenant provisions of the General Partner’s indebtedness with a lender affiliate of the derivative counterparty. Failure to comply with these covenant provisions would result in the General Partner being in default on any derivative instrument obligations covered by the agreement.
The General Partner has certain agreements with some of its derivative counterparties that contain a provision where in the event of default by the General Partner or the counterparty, the right of setoff may be exercised. Any amount payable to one party by the other party may be reduced by its setoff against any amounts payable by the other party. Events that give rise to default by either party may include, but are not limited to, the failure to pay or deliver payment under the derivative agreement, the failure to comply with or perform under the derivative agreement, bankruptcy, a merger without assumption of the derivative agreement, or in a merger, a surviving entity’s creditworthiness is materially weaker than the original party to the derivative agreement.
As of December 31, 2016, the fair value of derivatives in a net liability position that were allocated to the DownREIT Partnership, which includes accrued interest but excludes any adjustment for nonperformance risk, related to these agreements was zero.

The General Partner has elected not to offset derivative positions in the combined financial statements. The table below presents the effect on the DownREIT Partnership's financial position had the General Partner made the election to offset its derivative positions as of December 31, 2016 and December 31, 2015:

Offsetting of Derivative Assets
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Combined Balance Sheets	Net Amounts of Assets Presented in the Combined Balance Sheets (a)	Gross Amounts Not Offset in the Combined Balance Sheets		Net Amount
				Financial Instruments	Cash Collateral Received
December 31, 2016	$—	$—	$—	$—	$—	$—

December 31, 2015	$2	$—	$2	$—	$—	$2
(a) Amounts reconcile to the aggregate fair value of derivative assets in the “Tabular Disclosure of Fair Values of Derivative Instruments on the Combined Balance Sheets” located in this footnote.

Offsetting of Derivative Liabilities
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Combined Balance Sheets	Net Amounts of Liabilities Presented in the Combined Balance Sheets (a)	Gross Amounts Not Offset in the Combined Balance Sheets		Net Amount
				Financial Instruments	Cash Collateral Posted
December 31, 2016	$—	$—	$—	$—	$—	$—

December 31, 2015	$—	$—	$—	$—	$—	$—
(a) Amounts reconcile to the aggregate fair value of derivative liabilities in the “Tabular Disclosure of Fair Values of Derivative Instruments on the Combined Balance Sheets” located in this footnote.

UDR LIGHTHOUSE DOWNREIT L.P.
NOTES TO COMBINED FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2016

8. CAPITAL STRUCTURE
General Partner
The General Partner has complete discretion to manage and control the operations and business of the Operating Partnership, which includes but is not limited to the acquisition and disposition of real property, construction of buildings and making capital improvements, and the borrowing of funds from outside lenders or UDR and its subsidiaries to finance such activities. The General Partner can generally authorize, issue, sell, redeem or purchase any DownREIT Unit or securities of the DownREIT Partnership without the approval of the limited partners. The General Partner can also approve, with regard to the issuances of DownREIT Units, the class or one or more series of classes, with designations, preferences, participating, optional or other special rights, powers and duties including rights, powers and duties senior to limited partnership interests without approval of any limited partners.
UDR, Inc. is the sole general partner of the DownREIT Partnership. Limited partners have no power to remove the general partner. No general partner DownREIT Units have been issued.
Limited Partnership Units
At December 31, 2016 and 2015, there were 32,367,380 limited partnership units outstanding. UDR owned 16,485,014 limited partnership units or 50.9% and 16,229,407 limited partnership units or 50.1% at December 31, 2016 and 2015, respectively, of which, 13,470,651 limited partnership units or 41.6% of all units outstanding were held by the Operating Partnership at December 31, 2016 and 2015. The remaining 15,882,366 or 49.1% and 16,137,973 or 49.9% limited partnership units outstanding were held by non-affiliated partners at December 31, 2016 and 2015, respectively.
Subject to the terms of the DownREIT Partnership Agreement, the limited partners have the right to require the DownREIT Partnership to redeem all or a portion of the DownREIT Units held by the limited partner at a redemption price equal to and in the form of the Cash Amount (as defined in the DownREIT Partnership Agreement), provided that such DownREIT Units have been outstanding for at least one year. UDR, as the general partner of the DownREIT Partnership, may, in its sole discretion, purchase the DownREIT Units by paying to the limited partner either the Cash Amount or the REIT Share Amount (generally one share of common stock of UDR for each DownREIT Unit), as defined in the DownREIT Partnership Agreement.
The non-affiliated limited partners’ capital is adjusted to redemption value at the end of each reporting period with the corresponding offset against UDR’s limited partner capital account based on the redemption rights noted above. The aggregate value upon redemption of the then-outstanding DownREIT Units held by limited partners was $579.4 million and $606.3 million as of December 31, 2016 and 2015, respectively, based on the value of UDR’s common stock at each period end. A limited partner has no right to receive any distributions from the DownREIT Partnership on or after the date of redemption of its DownREIT Units.
The following table shows DownREIT Units outstanding and DownREIT Unit activity as of and for the year ended December 31, 2016 and period from inception through December 31, 2015:

		UDR, Inc.
			UDR, L.P.
	Limited Partners	Limited Partner	Limited Partner	Total
Inception, October 5, 2015 (unaudited)	16,137,973	2,758,756	13,470,651	32,367,380
Ending balance at December 31, 2015 (unaudited)	16,137,973	2,758,756	13,470,651	32,367,380
DownREIT redemptions for UDR stock	(255,607)	255,607	—	—
Ending balance at December 31, 2016	15,882,366	3,014,363	13,470,651	32,367,380

Allocation of Profits and Losses
The DownREIT Partnership’s net income is allocated to the partners in accordance with the terms of the DownREIT Partnership Agreement, which is generally first based on their respective distributions made during the year and secondly, 99% to UDR and 1% to the Outside Partners. Distributions are made in accordance with the terms of the DownREIT Partnership Agreement first on a per unit basis that is generally equal to the dividend per share on UDR’s common stock, which is publicly

UDR LIGHTHOUSE DOWNREIT L.P.
NOTES TO COMBINED FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2016

traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “UDR” and secondly, 99% to UDR and 1% to the Outside Partners.

9. COMMITMENTS AND CONTINGENCIES
Commitments
Real Estate Under Redevelopment

The following summarizes the DownREIT Partnership’s real estate commitments at December 31, 2016 (dollars in thousands):

	Number of Properties	Costs Incurred to Date (a)	Expected Costs to Complete (unaudited)
Real estate communities — redevelopment	2	$8,370	$9,630

(a)	Costs incurred to date include $0.6 million of accrued fixed assets for redevelopment.
Contingencies
Litigation and Legal Matters
The DownREIT Partnership is subject to various legal proceedings and claims arising in the ordinary course of business. The DownREIT Partnership cannot determine the ultimate liability with respect to such legal proceedings and claims at this time. The General Partner believes that such liability, to the extent not provided for through insurance or otherwise, will not have a material adverse effect on the DownREIT Partnership’s financial condition, results of operations or cash flow.

10. REPORTABLE SEGMENTS
GAAP guidance requires that segment disclosures present the measure(s) used by the chief operating decision maker to decide how to allocate resources and for purposes of assessing such segments’ performance. The DownREIT Partnership has the same chief operating decision maker as that of its parent, the General Partner. The chief operating decision maker consists of several members of UDR’s executive management team who use several generally accepted industry financial measures to assess the performance of the business for our reportable operating segments.
The DownREIT Partnership owns and operates multifamily apartment communities throughout the United States that generate rental and other property related income through the leasing of apartment homes to a diverse base of tenants. The primary financial measures of the DownREIT Partnership’s apartment communities are rental income and NOI, and are included in the chief operating decision maker’s assessment of UDR’s performance on a consolidated basis. Rental income represents gross market rent less adjustments for concessions, vacancy loss and bad debt. NOI is defined as total revenues less direct property operating expenses. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI are property management costs, which are the DownREIT Partnership’s allocable share of costs incurred by the General Partner for shared services of corporate level property management employees and related support functions and costs. The chief operating decision maker of the General Partner utilizes NOI as the key measure of segment profit or loss.
The DownREIT Partnership’s two reportable segments are Same-Store Communities and Non-Mature Communities/Other:

•
Same-Store Communities represent those communities acquired, developed, and stabilized prior to January 1, 2015 and held as of December 31, 2016. A comparison of operating results from the prior year is meaningful as these communities were owned and had stabilized occupancy and operating expenses as of the beginning of the prior year, there is no plan to conduct substantial redevelopment activities, and the communities are not held for disposition within the current year. A community is considered to have stabilized occupancy once it achieves 90% occupancy for at least three consecutive months.

UDR LIGHTHOUSE DOWNREIT L.P.
NOTES TO COMBINED FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2016

No communities held by the DownREIT Partnership as of December 31, 2016 were considered Same-Store Communities as the DownREIT Partnership was formed subsequent to January 1, 2015.

•
Non-Mature Communities/Other represent those communities that do not meet the criteria to be included in Same-Store Communities, including, but not limited to, recently acquired, developed and redeveloped communities, and the non-apartment components of mixed use properties.

Management of the General Partner evaluates the performance of each of the DownREIT Partnership's apartment communities on a Same-Store Community and Non-Mature Community/Other basis, as well as individually and geographically. This is consistent with the aggregation criteria under GAAP as each of our apartment communities generally has similar economic characteristics, facilities, services, and tenants.
All revenues are from external customers and no single tenant or related group of tenants contributed 10% or more of the DownREIT Partnership’s total revenues during the year ended December 31, 2016 and period from inception through December 31, 2015.
The following table details rental income and NOI for the DownREIT Partnership’s reportable segments during the year ended December 31, 2016 and period from inception through December 31, 2015, and reconciles NOI to Net income/(loss) attributable to DownREIT unitholders in the Combined Statements of Operations (dollars in thousands):

		Period From
	Year Ended	October 5, 2015 to
	December 31, 2016	December 31, 2015
	(audited)	(unaudited)
Reportable apartment home segment rental income
Non-Mature Communities/Other	$130,121	$29,933
Reportable apartment home segment NOI
Non-Mature Communities/Other	86,669	20,350
Reconciling items:
Property management	(3,578)	(823)
Other operating expenses	(195)	(62)
Real estate depreciation and amortization	(111,453)	(28,934)
General and administrative	(7,503)	(3,750)
Casualty-related recoveries/(charges), net	(271)	(84)
Interest expense	(14,208)	(3,632)
Interest income on note receivable from the General Partner	4,743	1,131
Net income/(loss) attributable to DownREIT unitholders	$(45,796)	$(15,804)

UDR LIGHTHOUSE DOWNREIT L.P.
NOTES TO COMBINED FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2016

The following table details the assets of the DownREIT Partnership’s reportable segments as of December 31, 2016 and 2015 (dollars in thousands):

	December 31, 2016	December 31, 2015
	(audited)	(unaudited)
Reportable apartment home segment assets
Non-Mature Communities/Other	$1,511,627	$1,475,520
Accumulated depreciation	(97,644)	(18,276)
Total segment assets - net book value	1,413,983	1,457,244
Reconciling items:
Cash and cash equivalents	66	89
Restricted cash	334	518
Note receivable from the General Partner	126,500	126,500
Other assets	4,509	36,771
Total combined assets	$1,545,392	$1,621,122
Capital expenditures related to the DownREIT Partnership’s Non-Mature Communities/Other totaled $14.9 million and $2.4 million for the year ended December 31, 2016 and period from inception through December 31, 2015.

11. UNAUDITED SUMMARIZED COMBINED QUARTERLY FINANCIAL DATA
Selected combined quarterly financial data for the year ended December 31, 2016 and period from inception through December 31, 2015 is summarized in the table below (dollars in thousands, except per share amounts):

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
2016
Rental income	$31,617	$32,646	$33,004	$32,854
Net income/(loss) attributable to DownREIT unitholders	(15,266)	(13,628)	(14,258)	(2,644)
Net income/(loss) attributable to DownREIT unitholders per weighted average DownREIT Unit — basic and diluted (a)	$(0.47)	$(0.42)	$(0.44)	$(0.08)
2015 (b)
Rental income	$—	$—	$—	$29,933
Net income/(loss) attributable to DownREIT unitholders	—	—	—	(15,804)
Net income/(loss) attributable to DownREIT unitholders per weighted average DownREIT Unit — basic and diluted	$—	$—	$—	$(0.49)

(a)	Quarterly net income/(loss) per weighted average DownREIT Unit amounts may not total to the annual amounts.

(b)	Quarterly information is provided only for the three months ended December 31, 2015 as the DownREIT Partnership was formed in October 2015.